October 2, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Amanda Ravitz, Assistant Director

Tim Buchmiller – Mail Stop 3030

Re:	Entellus Medical, Inc.

Registration Statement on Form S-3

Filed September 25, 2017

File No. 333-220620

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Entellus Medical, Inc. (“Entellus”) hereby respectfully requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Daylight Savings Time, on October 4, 2017, or as soon thereafter as is practicable.

Thank you for your assistance in this matter. Should you have any questions, please call Amy Culbert of Fox Rothschild LLP at (612) 607-7287.

Very truly yours,

/s/ Robert S. White

Robert S. White
President and Chief Executive Officer

3600 Holly Lane N., Suite 40, Plymouth, MN   55447     Phone 763-463-1595   Fax 763-463-1599